Exhibit 99.1

MINERA ANDES INC.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF

FINANCIAL CONDITION AND RESULTS OF OPERATIONS

This discussion and analysis of financial condition and results of operations (“MD&A”) is prepared as of May 12, 2009, and should be read in conjunction with our audited consolidated financial statements and notes thereto for the year ended December 31, 2008, and the unaudited interim consolidated financial statements and notes thereto for the three month period ended March 31, 2009, which have been prepared in accordance with Canadian generally accepted accounting principles (“GAAP”) and are filed with appropriate regulatory authorities in Canada and the United States.  These statements, along with additional information relating to Minera Andes, including our Annual Information Form for the year ended December 31, 2008, are available on SEDAR at www.sedar.com and on the SEC’s EDGAR system at www.sec.gov.  All amounts in this MD&A are in U.S. dollars unless otherwise indicated.

Unless the context otherwise requires or it is otherwise stated, references in this MD&A to “Minera Andes” the “Corporation” or “we” or “us” are references to Minera Andes Inc. and its subsidiaries.

Overview

Minera Andes Inc. was formed upon the amalgamation of Scotia Prime Minerals, Incorporated, and Minera Andes Inc., pursuant to the Business Corporations Act (Alberta) on November 6, 1995.  Commencing on February 7, 2007, Minera Andes was listed on the Toronto Stock Exchange (“TSX”) (symbol: MAI).  Prior to February 7, 2007 Minera Andes was listed on the TSX Venture Exchange having initially been listed thereon on December 20, 1995.  Minera Andes’ common shares are also quoted on the NASD OTC Bulletin Board (symbol: MNEAF ).

Our head office is 111 E. Magnesium Road, Suite A, Spokane, Washington, 99208, and our principal business address is Coronel Moldes 837/820, (5500) Mendoza, Argentina. Our registered and records office and address for service is 7415B 35th Ave. N.W., Calgary, Alberta, T3B 1T4 Canada.

The principal business of Minera Andes is the exploration and development of mineral properties, located primarily in the Republic of Argentina with a focus on gold, silver and copper mineralized targets.  We carry on our business by acquiring, exploring and evaluating mineral properties through our ongoing exploration program.  Following exploration, we either seek to enter joint ventures to further develop these properties or dispose of them if they do not meet our requirements.  Our investment income or losses, as the case may be, consist of our 49% share of the net profit or net loss of the operations of the San José Mine, accounted for on an equity basis.

We currently hold mineral rights and applications for mineral rights covering approximately 304,221 acres (123,133 hectares) in Argentina. Our principal assets currently consist of:

(i)

a 49% interest in Minera Santa Cruz S.A., which holds title to the San José Mine, an operating gold and silver mine, which covers 50,491 hectares and is not included in the acres noted above;

(ii)

a 100% interest in certain mineral properties comprising part of the Los Azules Project, a porphyry copper project;

(iii)

an option to acquire a 100% interest in the balance of Los Azules Project upon the satisfaction of certain conditions and subject to a back-in right, as to 51% of the entire Los Azules Project held, indirectly, by Xstrata plc; and

(iv)

a 100% interest in certain mineral prospects in Santa Cruz and San Juan Provinces.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND PLAN OF OPERATIONS

The San José Mine

The San José Mine is a gold-silver mine located in Santa Cruz Province, Argentina.  The San José Mine is a joint venture pursuant to which title to the assets is held by Minera Santa Cruz S.A. (“MSC”), an Argentinean corporation.  MSC is owned, as to 49%, by Minera Andes S.A. (“MASA”), an indirect wholly-owned subsidiary of Minera Andes Inc. and, as to 51%, by Hochschild Mining (Argentina) Corporation S.A., a subsidiary of Hochschild Mining plc (together with its affiliates and subsidiaries, “Hochschild”).

The Corporation’s interest in, and the affairs of, MSC are governed by an option and joint venture agreement dated March 15, 2001 between MASA and Hochschild (as amended by agreements dated May 14, 2002, August 27, 2002 and September 10, 2004, the “OJVA”).

Under the OJVA we are entitled to appoint one of the three members of the Board of Directors of MSC and Hochschild is entitled to appoint the balance of the members of the Board of Directors of MSC.  The OJVA grants us a “veto” in respect of certain and very limited matters regarding the affairs of MSC and the operation of the San José Mine.  Although we are permitted to vote against or otherwise disagree with decisions made by Hochschild in respect of the San José Mine, many decisions have been made, notwithstanding our express disagreement.

In particular, we have a limited, if any, ability to control the timing or amount of cash calls and decisions made in that regard may have an adverse affect on our operations and financial position as there can be no assurance that if made, we will have the funds available to satisfy any such cash call when due and that our interest in the San José Mine will not be reduced as a result.

We have the right to receive, upon request, information regarding the San José Mine.  Commencing October 2008, the Corporation retained in-house senior personnel, located in Argentina and North America, to facilitate the transfer of information from MSC.  The personnel regularly communicate with MSC’s staff, make periodic visits to the mine and frequently visit MSC’s office in Buenos Aires.  Management believes that this approach has improved the quality and timeliness of information available to it regarding the operation of the San José Mine.

Project financing for the San José Mine has been primarily provided pursuant to a letter agreement dated October 10, 2006 (as amended by agreements dated October 17, 2006, October 24, 2006, January 5, 2007, January 25, 2007, February 26, 2007, February 28, 2007, March 29, 2007, April 26, 2007 and June 29, 2007, the “Project Loan Letter Agreement”) between Minera Andes, MSC and by assignment, Hochschild Mining Holdings Limited (the “Hochschild Lender”), an affiliate of Hochschild Mining plc.

Under the Project Loan Letter Agreement, the Hochschild Lender and Minera Andes Inc. agreed to provide MSC with an unsecured bridge loan in the aggregate amount of $20 million (the “Bridge Loan”).  The Project Loan Letter Agreement provides that the Bridge Loan was to be structured as loans to MSC by each of Minera Andes and the Hochschild Lender, in each case, in amounts proportionate to the shareholdings of Minera Andes and Hochschild in MSC.

The Project Loan Letter Agreement however, further provides that the loan to be made by Minera Andes to MSC would be structured as (i) a loan by the Hochschild Lender to Minera Andes (the “Project Loan Payable”); and (ii) a corresponding loan by Minera Andes to MSC (the “Project Loan Receivable”).  As a result, the Bridge Loan was made by way of (i) a loan by the Hochschild Lender to MSC in an amount equal to 51% of the amount of the Bridge Loan; (ii) a loan by the Hochschild Lender to Minera Andes in an amount equal to 49% of the amount of the Bridge Loan; and (iii) a corresponding loan by Minera Andes to MSC in the same amount and on the same terms as the preceding loan by the Hochschild Lender to Minera Andes.  Both the Project Loan Payable and the Project Loan Receivable bear interest at the same rate and upon the same terms (including repayment).

The Project Loan Letter Agreement also provides for a permanent secured project loan in the aggregate amount of $65 million (the “Project Loan”), structured in the same manner as the Bridge Loan, and replacing the Bridge Loan, to be documented in definitive agreements, which, as of May 12, 2009, have not been settled or entered into. However, as of May 12, 2009, the entire amount of the project loan has been advanced to MSC.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND PLAN OF OPERATIONS

The Project Loan is to be repaid by MSC using cash not reasonably required for operations, taxes, debt service, working capital, exploration programs or expansion of any existing mine or the development of any new mine, but in priority to the payment of any other amounts to the shareholders of MSC.

The San José Mine has also been, and may in the future, be financed by way of shareholder loans from the Corporation and Hochschild pursuant to a loan agreement between MSC, MASA, the Corporation, the Hochschild Lender and Hochschild dated September 10, 2004 (as amended by agreement dated December 15, 2005, the "Loan Agreement").

By the terms of Loan Agreement, shareholder loans made thereunder are unsecured, repayable by MSC on the "maturity date", bear interest at the rate of 12% per annum and are subordinated to all other borrowing by MSC.  For the purposes of the Loan Agreement "maturity date" means the date that is two years after the date upon which mining operations have first been conducted by MSC for a period of at least 90 consecutive days at a rate of at least 75% of planned operating capacity.

The San José processing facility commenced production during the second half of 2007 and full commercial production of 750 tonnes per day was reached in the first quarter 2008.  The first sale of metals from the San José mine occurred in December 2007.

In August 2007, the MSC Board decided to double production at the mine and mill from 750 tonnes to 1,500 tonnes. In October 2008, capacity at the San José processing plant had been increased from 750 tonnes to 1,500 tonnes and by March 2009, the plant was operating at an average daily rate of 1,439 tonnes.   During the quarter ended March 31, 2009, approximately 50% of the concentrate produced at the mill was converted on site to doré bullion. During the year ended December 31, 2008 the San José mine produced approximately 4.4 million ounces of silver and 54,260 ounces of gold, and during the quarter ended March 31, 2009, it produced approximately 1.3 million ounces of silver and 16,560 ounces of gold.

The Los Azules Project

The Los Azules Project is an exploration project comprised of properties owned by MASA and, to a lesser extent by Andes Corporacion Minera S.A., also an indirect wholly-owned subsidiary of Minera Andes (collectively, the “MASA Properties”) and adjoining properties owned by MIM Argentina Exploraciones S.A. for Xstrata Copper, one of the commodity business units within Xstrata plc (“MIM” and the “MIM Properties”).  Under the terms of an option agreement among MASA, Minera Andes Inc., Xstrata Copper (through MIM) and Xstrata Queensland Limited (Xstrata plc, together with its affiliates, is hereinafter referred to as “Xstrata”) dated November 2, 2007 (the “Los Azules Option Agreement”): (i) MIM granted MASA an option (the “MASA Option”) to acquire a 100% interest in the MIM Properties, exercisable on or before November 24, 2010 upon satisfaction of certain conditions including delivery of a scoping study/preliminary assessment whereupon the MIM Properties and the MASA Properties would be consolidated and held by MASA (the “Combined Property”); and (ii) MASA granted MIM (upon the exercise of the MASA Option) an option to acquire a 51% interest in the Combined Property upon, among other things, payment to the Corporation of an amount equal to three times the amount of the direct expenditures paid by MASA and its affiliates since November 25, 2005 on exploration of the Combined Property.

Certain of the MIM Properties are subject to an underlying option agreement, which is the subject of a dispute between Xstrata, as option holder, and Solitario Argentina S.A. (“Solitario”), as the grantor of that option and the holder of a back-in right of up to 25%, exercisable upon the satisfaction of certain conditions, within 36 months after the exercise of the option by Xstrata.  The dispute surrounds the validity of the 36 month restriction described above.  If Solitario is successful, MIM’s interest in substantially all of the MIM Properties may be reduced by up to 25% and upon exercise of the MASA Option, MASA’s interest in that part of the Combined Property may be similarly reduced (the “Solitario Claim”).

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND PLAN OF OPERATIONS

Overall Performance

For the three month period ended March 31, 2009, (the “First Quarter 2009”), our net loss was $4.9 million compared to a net loss of $2.0 million for the three months ended March 31, 2008 (the “First Quarter 2008”).  The major factors in the increased loss in the current quarter over the loss in the quarter a year ago were (i) an increase in the inventory of saleable precipitate, concentrate and doré at MSC’s San José Mine which was sold in the following month, April 2009; (ii) the cost of additional technical reports required by the Corporation during this period; (iii) additional legal and audit costs arising from the review of the Corporation’s filings by the Alberta Securities Commission (which commenced in late December 2008); (iv) additional costs associated with our repayment of our non revolving term loans with Macquarie Bank Limited (“Macquarie” and the “Bank Loan”) Loan in March 2009; and (v) and foreign currency exchange losses.

Our investment income or losses, as the case may be, consist of our 49% share of the profit or loss of MSC’s San José Mine, accounted for on an equity basis, which is derived from the operations of the San José Mine. The performance of the San José Mine is described under Operations below, where the results are also compared with the preceding three month period (the “Fourth Quarter 2008”).

As at March 31, 2009, we had cash and cash equivalents of $3.7 million as compared to $3.4 million as of December 31, 2008.  Our cash and cash equivalents during the three months ended March 31, 2009 increased due to a private placement completed with Mr. Robert McEwen (which is described more particularly below), and decreased due to the payment of the MSC cash call in February 2009, and repayment of the Bank Loan in March 2009.

In February 2009, the Corporation completed a private placement with Mr. Robert R. McEwen, a director of Minera Andes and the Corporation’s largest shareholder pursuant to which Mr. McEwen purchased 40 million shares of Minera Andes for C$40 million ( the “ McEwen Financing ”).

The McEwen Financing triggered termination provisions contained in employment agreements between the Corporation and two of its key executives (the “Employment Agreements”) pursuant to which the Employment Agreements may be terminated at any time until February 26, 2010, by the executives upon not less than 30 days notice to the Corporation whereupon the executive is entitled, as severance, to payment of an amount equal to the total compensation received by him in the last six months, and an additional amount equal to one-sixth of that amount for every year (including partial years) of service to the Corporation ..

In February 2009, using the proceeds of the McEwen Financing , we paid our share of a cash call issued by MSC in December 2008 in the aggregate amount of $23 million, of which our share was $11.3 million (the “ December 2008 Cash Call ”), to remedy a working capital deficiency at MSC caused by cost overruns and delays associated with expansion and development of the San José Mine (including expansion of the mine and processing facility and construction of the new electric transmission line).

The amount and timing of the December 2008 Cash Call was the subject of discussion between the Corporation’s management and that of Hochschild and MSC.  The Corporation’s management was not in agreement with the underlying assumptions surrounding MSC’s calculations, including MSC’s commencing cash position, assumptions as to the timing of amounts due to, and to be paid by, MSC, and the estimate of sustaining capital expenditures.  The amount of the December 2008 Cash Call is materially less than what was initially estimated by MSC.  Ultimately, management agreed with the need for the December 2008 Cash Call , but remains of the view that the amount could have been further reduced.

The operation of the San José Mine is subject to a number of risks, including the risk that the price of gold and silver may decline and that production may be less than expected.  If, and to the extent, cash from operations is insufficient for any reason including cost-overruns and/or lower than expected sales or production, additional investment by the shareholders of MSC (including the Corporation) may be required to finance future operations and capital investments at the San José Mine.  Planned capital expenditures at the  San José Mine include completion of the mine expansion and sustaining investments.  As a result, there can be no assurance that cash from operations at San José will be sufficient for these purposes, that additional cash calls will not be made as a result or that the Corporation will be able to satisfy any such cash call, as and when required.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND PLAN OF OPERATIONS

Also, the Corporation has a minority interest (49%) in MSC, which is controlled by Hochschild.  Accordingly, the Corporation does not have any control or direction over the timing or amount of any cash call nor can it compel a distribution of cash by MSC to shareholders, including the Corporation.   As a result, there is also no assurance that the Corporation will ever receive cash from the operations of the San José mine or that additional cash calls will not be made.

Moreover, the Corporation is negatively affected by global financial conditions including the weakness in the prices for commodities, the lack of public financing, the liquidity crisis caused by sub-prime mortgages and asset-backed mortgages, and market turmoil and volatility.  These conditions could (i) make it difficult or impossible for us to raise financing, as and when required, to meet our planned growth and development activities or to satisfy cash calls made by MSC ; and (ii) render the Los Azules Project uneconomic or, if economic, prevent us from accessing the funds required to develop the project.

In addition, in March 2009, also using the proceeds of the McEwen Financing, the Corporation repaid all amounts owing under the Bank Loan in the aggregate principal amount $17.5 million.

A “preliminary assessment” (within the meaning ascribed to such term in the Los Azules Option Agreement) in respect of the Los Azules Project has been completed and a technical report in support thereof was filed at www.sedar.com on March 19, 2009.

Operations

Production from the San José Mine commenced in the second quarter of 2007 with full production of 750 tonnes per day being reached in the second quarter of 2008.  The first sale of metals from the San José Mine commenced in December 2007.  Our investment income or losses, as the case may be, consist of our 49% share of the net profit or net loss of the San José Mine, accounted for on an equity basis, which is derived from the operations of the San José Mine.

Production

During the First Quarter 2009, production at San José increased 10% and 99% as compared to the Fourth Quarter 2008 and the First Quarter 2008, respectively. For the same periods, silver production was 2% lower and 34% higher, respectively, and gold production was 5% lower and 36% higher, respectively.

Silver and gold production decreased in comparison to the Fourth Quarter 2008, even though there was an increase in treated tonnes, mainly due to lower head grades resulting from the mill feed from the low-grade surface stockpiles (427 Ag g/t and 5.29 Au g/t in the First Quarter 2009 as compared to 463 g/t and 5.91 Au g/t in the Fourth Quarter 2008). Compared to the First Quarter 2008, silver production and gold production increased due to higher tonnage treated due to the expansion of the processing plant.

Silver production at the San José Mine was 1,299,000 ounces in the First Quarter 2009, compared to 1,329,000 ounces in the Fourth Quarter 2008 and 968,000 ounces in the First Quarter 2008.  Gold production in the First Quarter 2009 was 16,560 ounces, compared to 17,370 ounces in the Fourth Quarter 2008 and 12,140 ounces in the First Quarter 2008. The silver production grade for the First Quarter 2009 was approximately the same as the December 2007 reserve grade whereas the gold production grade for First Quarter 2009 was approximately 22% lower than the project reserve grade.  During the life of the mine it is anticipated that gold and silver production will be consistent with the mine plan and the reserves.

Using the average London PM fix for gold and the London fix for silver, for the First Quarter 2009, approximately 52% of the value of the First Quarter 2009 production was derived from silver and 48% was derived from gold as compared to 49% for silver and 51% for gold in the Fourth Quarter 2008.  In the First Quarter of 2008 61% of the value of the production was derived from silver and 39% was derived from gold.  The differences are due mainly to relative variations in the silver and gold head grades and market metal prices.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND PLAN OF OPERATIONS

Sales

Net proceeds realized by MSC, from the sale of silver and gold for the First Quarter 2009, totaled $21.1 million as compared to $19.6 million for the Fourth Quarter 2008 and $9.9 million for the First Quarter 2008.  The increased sales volume in the Fourth Quarter 2008 and the First Quarter 2009 are due to the expanded production which commenced in the Fourth Quarter 2008.

Total metal sales for the San José Mine, since start-up is $133.6 million.

During the First Quarter 2009 , MSC sold 838,000 ounces of silver and 11,380 ounces of gold, compared to 1,135,000 ounces of silver and 13,930 ounces of gold in the Fourth Quarter 2008 and 323,000 ounces of silver and 5,050 ounces of gold in the First Quarter 2008. MSC sold less ounces of metal in First Quarter 2009 compared to the Fourth Quarter 2008 because MSC was negotiating new contracts and better conditions for the sale of doré bars and concentrates. As a result, the Company accumulated final products which will be sold in Second Quarter 2009.

The average weighted sale price for silver sold in the First Quarter 2009 was $13.84 per ounce of silver, an increase of 50% compared to the average price of $9.20 per ounce received in the Fourth Quarter 2008. The average weighted sale price for gold sold in the First Quarter 2009 was $974 per ounce, an increase of 24%, compared to the average price of $783 per ounce realized in the Fourth Quarter 2008.  The average weighted sale price of product sold in the First Quarter 2008 was $951 per ounce of gold and $18.39 per ounce of silver.

Inventory

Product inventories as at the end of the First Quarter 2009 consisted of 7,437 kilograms of high-grade precipitate from the Gekko electrowinning circuit, 12,110 kilograms of silver-gold doré bullion, and 1,449 tonnes of silver-gold concentrate, containing 11,290 ounces of gold and 898,000 ounces of silver.  This inventory was considerably higher than the product inventories at the end of the Fourth Quarter 2008, which consisted of 3,951 kilograms of high-grade precipitate from the Gekko electrowinning circuit, 9,954 kilograms of silver-gold doré bullion, and 195 tonnes of silver-gold concentrate, containing 6,190 ounces of gold and 459,000 ounces of silver.

Operating Costs

The terms operating or production cash costs and used in this section are considered to be non GAAP measure (see non GAAP measures, page 22). Operating cash costs were $12.2 million for the First Quarter 2009.   Operating cash costs consist of geology, mining, processing plant, general and administration and royalty costs.  Refining and treatment charges and sales costs are applied to doré but concentrate sales do not include refining, treatment charges and sales costs.  Depreciation is not included in operating cash costs.

Average operating cash costs were $112 per tonne of processed ore for the First Quarter 2009.  On a per ounce co-product basis the average operating cash cost was $357 per ounce of gold and $4.99 per ounce of silver.  Co-product operating cash costs are calculated by dividing the respective proportionate share of the total costs for each metal for the period by the ounces of each respective metal produced.  The proportionate share of the total costs is calculated by multiplying the total operating cash costs by the percentage of total production value that the respective metal represents. As explained above, approximately 52% of the value of the First Quarter 2009 production was derived from silver and 48% was derived from gold.

The following table sets out the operating cash costs of the San José Mine for the First Quarter 2009, for the 2008 Financial Year on a quarterly basis and as at December 31, 2007 (on a 100% basis).

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND PLAN OF OPERATIONS

	Q1 2009	Year 2008	Q4 2008	Q3 2008	Q2 2008	Q1 2008	Year 2007
Tonnes processed	118,986	295,964	107,875	67,589	60,603	59,897	92,974
Ounces gold produced	16,560	54,260	17,370	12,340	12,410	12,140	14,960
Ounces silver produced	1,299,000	4,380,000	1,329,000	990,000	1,093,000	968,000	958,000
Operating cash cost ($)	12,219,000	48,503,000	16,987,000	12,070,000	10,728,000	8,719,000	18,105,000
Op. cash cost/ton ($/t)	112	166	157	188	177	146	195
Operating cash cost/oz Au ($/oz)	357	375	494	404	322	286	542
Operating cash cost/oz Ag ($/oz)	4.99	6.42	6.32	7.16	6.16	5.42	10.43

Total operating cash costs during the First Quarter 2009 decreased approximately 28% compared  to the Fourth Quarter 2008 mainly due to lower commercial costs, labor costs, supplies costs, energy  costs, and repairs and maintenance charges, all of which was partially offset by an increase in the tonnes mined and processed. Compared to the First Quarter 2008, total operating cash costs during First Quarter 2009 increased approximately 40% due to a 46% increase in the volume extracted from the mine and a 99% increase in the volume of treated tonnes.

Cash cost per tonne processed decreased approximately 34% in the First Quarter 2009 compared to the Fourth Quarter 2008 due to the lower total cash costs explained above and by the economies of scale associated with the plant expansion.

Cash cost per ounce of gold and silver on a co-product basis decreased approximately 28% and 21% respectively in the First Quarter 2009 compared to Fourth Quarter 2008 due primarily to the lower total cash costs explained above.  The cash costs per ounce did not decrease as much as the cash cost per ton because the head grade of the ore delivered to the mill was slightly lower in the First Quarter 2009 as compared to the Fourth Quarter 2008 as explained above.

Operating cash costs per tonne are expected to further decrease during the remainder of 2009 as the San José Mine fully realizes economies of scale derived from the expansion of the processing facility and connection to the national power grid.

San José Mine

In August 2007, the MSC Board decided to double production at the mine and mill from 750 tonnes to 1,500 tonnes.  The expansion program increasing the processing capacity at San José from 750 tonnes to 1,500 tonnes was completed in October 2008 and by March 2009 the plant was operating at an average daily rate of 1,439 tonnes.

Concurrently with the expansion of the processing facility, work is underway to also increase mine production from 750 tonnes to 1,500 tonnes, primarily by accessing the Kospi vein, located between the Huevos Verdes and Frea veins from which current production is derived. However, due to difficult ground conditions, access to the Kospi vein was delayed until late January ..  Production from the Kospi vein is anticipated to commence during the second quarter of 2009.  In the meantime, mill feed is being generated from expanded mine production at the Huevos Verde and Frea veins and from a surface stockpile of low grade ore.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND PLAN OF OPERATIONS

In March 2009 the San José processing facility was connected to the national power grid through the construction of a 130 kilometer 132 kV electric transmission line .. The existing diesel generators will remain on site for back-up power supply.

MSC has purchased part of the equipment necessary to expand the electrowinning circuit in the processing plant so that 100% of the concentrates produced by the operation can be converted to doré on site. Basic engineering is in progress, but construction of the project has been postponed until such time as it can be financed out of cash flow from operations.

In 2008 approximately 19,358 metres of core drilling totaling 81 drill holes were completed at the San José Mine.  Drilling focused primarily on the Frea, Odin and Ayelén veins consisting of infill and step-out drilling.  Management believes that the new silver/gold mineralization discovered in the Odin, Ayelén and Frea veins represents additional mineralization that could potentially increase the Mineral Reserves and Mineral Resources at the San José Mine.

The 2009 exploration program at San José consists of a compilation and interpretation of project data over the entire San José district, comprising approximately 115 km2 (28,400 acres), to identify new targets and follow up on existing targets through exploration drilling. The planned drilling program totals approximately 22,000 meters consisting of of 17,000 meters of surface core drilling and 5,000 meters of underground drilling.  The surface drilling will focus on the Kospi, Ayelén, Odin, and a newly discovered structure. Underground drilling will concentrate on the Kospi, Frea, Huevos Verdes Central veins as well as other veins by drilling from the underground access ramps. In addition to discovering new mineralized veins, the goal of this year’s exploration program will be to add to the existing resources at San José.

The first phase of the underground drilling program consists of five 1,000-meter long, horizontal holes to test various geophysical targets outside the current mining areas in order to evaluate possible sub-parallel structures. A new mineralized quartz vein structure was discovered in the first drill hole of the underground exploration program in the San José mine.  Drill hole JM-105, directed towards a high-resistivity anomaly to the southwest of the Huevos Verdes vein, intersected the structure at 845m yielding 8.9 g/t Au and 517 g/t Ag over 1.0 meter width. A follow-up surface drilling program will test the continuity of this recent discovery.

Los Azules Project

To March 31, 2009, the Corporation has expended $13.7 million on exploration at the Los Azules Project and on the preparation of a “ preliminary assessment ” (as defined in the Los Azules Option Agreement) thereon.  Pursuant to the terms of the Los Azules Option Agreement, we have delivered that preliminary assessment (consisting of a technical report and an independent scoping study) to Xstrata which entitles us (by delivery of a written notice of exercise) to exercise our option to acquire a 100% interest in the MIM Properties subject to a back-in right, as to 51% of the entire project area, held by Xstrata.  The back-in right is exercisable by Xstrata upon, among other things, payment to the Corporation of an amount equal to three times the amount of the direct expenditures paid by MASA and its affiliates on the Combined Property since November 25, 2005.  The Corporation intends to deliver the notice of exercise to Xstrata.  The Corporation’s plans for the Los Azules Project thereafter, will in significant part, depend on whether Xstrata exercises its back-in-right.

Results of Operations

The Three Months Ended March 31, 2009 Compared to the Three Months Ended March 31, 2008

For the First Quarter 2009, our net loss was $4.9 million ($0.02 cents per share) compared with a net loss of $2.0 million ($0.01 cents per share) for the First Quarter 2008. The difference of approximately $2.9 million is primarily attributable to a result of the following:

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND PLAN OF OPERATIONS

•

an increase in our share of the net loss in MSC of $826,000;

•

an increase in amortization of $63,000 of deferred costs based on a higher unit of production in the First Quarter 2009 as compared to First Quarter 2008 directly relating to commercial production at the San José Mine;

•

an increase in consulting fees of $241,000 due to the preparation of technical reports in respect of   the Los Azules Project and the San José Mine;

•

an increase in legal, audit, and accounting fees of $303,000 due to costs related to audit and accounting, and costs related to the December 2008 Cash Call paid in the First Quarter 2009, repayment of the Bank Loan, the McEwen Financing, and responding to a review of our financial statements and continuous disclosure materials by the Alberta Securities Commission;

•

an increase in general and administrative fees of $323,000 of which $242,000 was consulting related to the financing in the First Quarter 2009, and a $40,000 increase in travel expense;

•

an increase in negative foreign exchange difference of $573,000;

•

a decrease in interest income of $117,000 as we had less cash on deposit;

•

a decrease in interest expense of $195,000 as the Bank Loan was repaid during the First Quarter 2009; and

•

accretion on the early settlement of the Bank Loan of $619,000, which was the remaining debt accretion at the time of the repayment of the Bank Loan.

For the First Quarter 2009, Minera Andes’ attributed portion (49%) of MSC’s net loss was approximately $0.88 million, compared to approximately $0.059 million of net loss for First Quarter 2008.

	Three Months Ended	Three Months Ended
	March 31, 2009	March 31,2008

Sales	$21,117,320	$9,908,051
Net (loss)	$(1,804,858)	$(119,642)
Minera Andes Inc. portion of net income (loss) (49%)	$(884,380)	$(58,625)

Mineral property and deferred exploration costs for the First Quarter 2009 were $590,000 compared to $3.2 million for the First Quarter 2008.  The difference was due primarily to decreased exploration and drilling activity at the Los Azules Project.

Cash used in operating activities during the First Quarter 2009 was $2.6 million, compared with $2.1 million for the First Quarter 2008. This increase of approximately $0.5 million is primarily attributable to the following:

•

an increase in consulting fees of $241,000 due to the preparation of technical reports in respect of   the Los Azules Project and the San José Mine;

•

an increase in legal, audit, and accounting fees of $303,000 due to costs related to audit and accounting, and costs related to the December 2008 Cash Call paid in the First Quarter 2009, repayment of the Bank Loan, the McEwen Financing, and responding to a review of our financial statements and continuous disclosure materials by the Alberta Securities Commission;

•

an increase in general and administrative fees of $303,000 of which $242,000 was consulting related to the McEwen Financing in the First Quarter 2009 and a $40,000 increase in travel expense;

•

an increase in negative foreign exchange difference of $573,000;

•

a decrease in interest income of $117,000 as we had less cash on deposit;;

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND PLAN OF OPERATIONS

•

a decrease in interest expense of $195,000 as the Bank Loan was paid during First Quarter2009;

•

an increase in accounts receivable and prepaid expenses of  $74,000; and

•

an increase in accounts payable and accrued expenses of positive $937,000.

Cash used in investing activities in the First Quarter 2009 was $11.2 million compared with $19.0 million in the First Quarter 2008. This decrease in cash used for investing activities is mainly due to a decrease in the related Party Payable of $5.7 million and a decrease in spending on mineral properties and exploration of $1.6 million. Cash used in investing activities included the payment of the $11.2 million December 2008 Cash Call, the refund of $575,750 of the December 2008 cash call due to the foreign currency exchange, and $500,000 of expenditures on other mineral properties.

Investing activities in both the First Quarter 2009 and 2008 consisted primarily of investments in the San José Mine and expenditures related to the Los Azules Project drilling program.

Financial Position

Summary of Financial Position

The financial position of Minera Andes as at March 31, 2009 and December 31, 2008, is summarized below:

	March 31,	December 31,
	2009	2008
Assets
Cash and cash equivalents	$3,738,582	$3,409,593
Receivables and prepaid expenses	336,815	315,962
Project Loan Receivable, interest	5,628,796	4,983,680
Mineral properties and deferred exploration costs	16,976,576	16,390,524
Project Loan Receivable	31,850,000	31,850,000
Investment in Minera Santa Cruz	75,210,757	77,282,120
Equipment	28,298	31,456
Total assets	$133,769,824	$134,263,335
Liabilities
Payables and accruals	$1,134,296	$1,488,013
Project Loan Payable, interest	5,628,796	4,983,680
Related party payable	-	11,270,000
Bank Loan	-	16,455,267
Project Loan Payable	31,850,000	31,850,000
Asset retirement obligation	135,000	90,000
Total liabilities	38,748,092	66,136,960
Shareholder's equity	95,021,732	68,126,375
Liabilities and Shareholder's equity	$133,769,824	$134,263,335

Outstanding number of shares	230,538,851	190,158,851

Cash and Cash Equivalents

As at March 31, 2009, Minera Andes had cash and cash equivalents of $3.7 million, compared to cash and cash equivalents of $3.4 million as of December 31, 2008.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND PLAN OF OPERATIONS

Our cash and cash equivalents during the First Quarter 2009 were primarily reduced by payment of the December 2008 Cash Call in the amount of $10.7 million (net of repayment of $0.6 million) in respect of the San José Mine, $0.54 million for exploration and maintenance of mineral properties, repayment of the Bank Loan of $17.5 million, and $2.6 million for operations, all of which was offset by the receipt of $31.7 million in gross proceeds from the issue of 40,000,000 common shares pursuant to the McEwen Financing.

Project Loan Receivable and Project Loan Payable

Interest accrues on the Project Loan Payable and the Project Loan Receivable balance of $31,850,000, however, the terms of the Project Loan Receivable and the Project Loan Payable, are identical (including interest and repayment).

Mineral Properties and Deferred Exploration Costs

The capitalized cost of our mineral properties has increased mainly due to the continued drilling and development of the Los Azules Project.

Investment in MSC

As at March 31, 2009, Minera Andes’s total investment in MSC was approximately $75 million, as compared to $77 million as at December 31, 2008.  The financial position of MSC, as at March 31, 2009, and as at December 31, 2008, is summarized below:

	March 31, 2009	December 31, 2009
Assets
Cash and cash equivalents	$6,417,960	$8,315,414
Receivables and prepaid expenses	31,437,394	46,938,414
Inventories	29,605,930	20,783,718
Mineral properties and deferred exploration costs	89,465,619	96,016,617
Property, plant and equipment	135,730,446	129,317,405
Intangibles	45,650	45,650
Total assets	$292,702,999	$301,417,218

Liabilities
Payables and accruals	$18,655,199	$29,159,930
Due to related parties	148,951,168	145,295,383
Loans	20,248,545	20,332,356
Commitment & contingencies	5,961,957	5,938,561
Total liabilities	$193,816,869	$200,726,230

Shareholders' equity	$98,886,130	$100,690,988

Payables and Accruals

The decrease in payables and accruals of $354,000 is primarily due to a decrease in the accrual of a deferred cost obligation related to bank fees that was reversed.  The Bank Loan was paid in full in March 2009.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND PLAN OF OPERATIONS

Related Party Payable

The decrease in the related party payable is the result of the cash call of the December 2008 Cash Call $11.3 million paid to MSC in February 2009.

Bank Loan

The Bank Loan of $17,500,000 was paid in full in March 2009, which included the accumulated amortization of the accretion of the debt discount of $3,036,444 to the repayment date and $619,856 of accretion on the early settlement of debt.  The accretion of the debt discount over the term of the Bank Loan was to result in the value of the loan being fully accreted at the end of the term of the loan and the balance of the Bank Loan was to equal the required repayment at that time.

Shareholders’ Equity

Shareholders’ equity increased by $27 million to $95 million as at March 31, 2009, due to the issuance of 40,000,000 shares pursuant to the McEwen Financing, which raised gross proceeds of $31.7 million less the $4.9 million of net loss recorded for the three months ended March 31, 2009.

Summary of Quarterly Results

Quarter Ended	March 31, 2009	December 31, 2008	September 30, 2008	June 30, 2008	March 31, 2008	December 31, 2007	September 30, 2007	June 30, 2007
		Restated(1)	Restated(1)	Restated(1)	Restated(1)
	$	$	$	$	$	$	$	$
Net income (loss)	(4,886,441)	(9,907,483)	(3,769,947)	8,672,837	(2,006,693)	(5,788,128)	(980,211)	(417,144)
Loss per Share: Basic Diluted	(0.02) (0.02)	(0.05) (0.05)	(0.02) (0.02)	0.05 0.05	(0.01) (0.01)	(0.03) (0.03)	(0.01) (0.01)	Nil Nil

Notes:

(1)The results for the four quarters ended December 31, 2008 have been changed from the previous amounts reported for the amount of the amortization of deferred costs related to the investment in MSC, the San José mine, and the expensing of general overhead costs, which were previously capitalized.  The amount of amortization expense included in the restated results in the first through fourth quarter of 2008 is $154,000, $172,000, $186,000, and $208,000, respectively.  In addition the first through fourth quarter 2008 results are each restated by $84,400 of additional general overhead that has been expensed. There was no change in the previously reported net loss for 2008.

For the quarter ended March 31, 2009 our share of MSC’s net loss was $884,380. During 2008, on a quarterly basis, our share of MSC’s net results was $58,625 loss for the three months ended March 31, 2008, $10,885,580 of income for the three months ended June 30, 2008, a $1,655,365 loss for the three months ended September 30, 2008 and a $7,206,353 loss for the Fourth Quarter 2008.

MSC’s sales in the First Quarter 2009 totaled $21.1 million compared to $9.9 million for the First Quarter 2008.  Fourth Quarter 2008 sales of gold and silver were $19.6 million.

Effective January 1, 2008, on the declaration of commercial production at the San José Mine, expenses related to the operations and interest expense of the San José Mine are expensed as incurred.  Prior to January 1, 2008, these expenses were capitalized to our investment in MSC.

As previously stated, the Corporation holds 49% of the outstanding shares of MSC, which holds title to San José Mine.  The San José Mine is our only interest in a producing mine. Our investment income or losses consist of our 49% share of the net profit or net loss of the San José Mine, accounted for on an equity basis, which is derived from the operations of the San José Mine.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND PLAN OF OPERATIONS

Outstanding Share Data

Our outstanding share data, as of May 12, 2009 is set out below:

Class and Series of Security	Number Outstanding	Expiry Date	Relevant Terms
Common shares	230,538,851
Stock options	9,732,500 (exercisable) 10,545,000 (outstanding)	September 10, 2009 to March 13, 2014	Exercisable for one common share at prices between at C$0.31 and C$1.73
Purchase warrants	16,811,996	September 30, 2009 to March 22, 2010	Exercisable for one common share at prices between C$0.70 and C$2.41
Agents compensation options	1,104,282	December 21, 2009

Each Agent’s Compensation Option entitles the holder to acquire one unit of the Corporation at a price of C$1.70 per unit at any time prior to December 21, 2009. Each unit consists of one common share and one-half of one share purchase warrant. Each whole warrant shall entitle the holder to purchase one additional common share at a price of C$2.00 per share, at any time prior to December 21, 2009.

Off-Balance Sheet Arrangements

None.

Liquidity and Capital Resources

At March 31, 2009, the Corporation had working capital of $3.0 million.  At March 31, 2009, Minera Andes had cash and cash equivalents of $3.7 million, compared to cash and cash equivalents of $3.4 million as of December 31, 2008.  However, as of May 12, 2009, the Corporation has cash and cash-equivalents of approximately $3.0 million.

As previously stated, project financing for the San José Mine, has been provided pursuant to the Project Loan Letter Agreement between Minera Andes, MSC and by assignment, the Hochschild Lender.   The entire amount available ($65 million) under the Project Loan letter Agreement has been advanced, of which the Corporation’s share is $31.85 million.

As a result, as of March 31, 2009, the amount outstanding under the Project Loan Payable and the Project Loan Receivable is $31.85 million, in each case, plus accrued interest.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND PLAN OF OPERATIONS

The Corporation’s contractual obligations as at March 31, 2009 are as follows:

Contractual Obligations		Payments Due by Period Ending
	Total	December 31, 2009	December 31, 2010	December 31, 2011	December 31, 2012
Long-Term Debt - Project Loan Payable (1)	$ 31,850,000	Nil	$ 13,475,000	$13,475,000	$4,900,000
Operating Lease Obligations (2)	$ 33,300	$ 28,800	$ 4,500	Nil	Nil
Purchase Obligations	Nil	Nil	Nil	Nil	Nil
Capital Lease Obligations	Nil	Nil	Nil	Nil	Nil
Other Long-Term Liabilities	Nil	Nil	Nil	Nil	Nil
Total	$ 31,883,300	$28,800	$ 13,479,500	$13,475,000	$4,900,000

______________________
Notes:

(1)

The Corporation’s obligations under the Project Loan Payable are offset by corresponding obligations under the Project Loan Receivable, including repayment and interest.

(2)

Consists of various lease agreements for office and storage space in Spokane, United States, Vancouver, Canada and Mendoza, Argentina.

In addition, on December 2, 2003, the Corporation signed an agreement that obligated us to pay N.A. Degerstrom, Inc. (the vendor of the original exploration properties), a royalty of $250,000, if any of the properties owned at the date of signing the agreement, other than the properties comprising the San José Mine, meet certain conditions such as bankable feasibility or commercial production prior to December 2, 2013.  As of May 12, 2009, no payments are required to be made under this agreement.

For 2009, the Corporation has the following planned capital expenditures, potential expenditures and non-committed expenditures.

Committed Expenditures (1)
San Juan Province	$20,000
Chubut	$3,500
Santa Cruz	$10,000
Total	$33,500

Potential Expenditures (2)
San Juan Province	$101,000
Chubut	$8,000
Santa Cruz	$18,000
Total	$127,000

Non-Committed Expenditures	$1,339,500

TOTAL	$1,500,000

________________________
Notes:
(1)

Consists of land maintenance costs for 2009.

(2)

Consists of l and maintenance fees that may come due in 2009 or later pending notification from provincial government for land surveys and environmental studies

In addition, the Corporation’s working capital requirements for the twelve months ending March 31, 2010, including planned exploration, are estimated to be $5 million.

The operation of the San José Mine is subject to a number of risks, including the risk that the price of gold and silver may decline and that production is less than expected.  If, and to the extent, cash from operations is insufficient for any reason including cost-overruns and/or lower than expected sales or production, additional investment by the shareholders of MSC (including the Corporation) may be required to finance future operations and capital investments at the San José Mine.  Capital expenditures at the San José Mine include completion of the mine expansion and exploration and sustaining investments. As a result, there can be no assurance that cash from operations at San José will be sufficient for these purposes, that additional cash calls will not be made as a result or that the Corporation will be able to satisfy any such cash call, as and when required.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND PLAN OF OPERATIONS

Also, the Corporation has a minority (49% interest) in MSC, which is controlled by Hochschild.  Accordingly, the Corporation does not have any control or direction over the timing or amount of any cash call nor can it compel a distribution of cash by MSC to shareholders, including the Corporation.   As a result, there is also no assurance that the Corporation will ever receive cash from the operations of the San José mine or that additional cash calls will not be made.

Although the Corporation has funds on hand for the funding of its day-to-day operations, unless it raises additional funds, it does not have sufficient cash and cash equivalents to do so over the long-term to finance growth and development opportunities or to fund an unexpected additional cash call by MSC, if such event were to occur, unless it raises additional funds.  Although, the Los Azules Project will generate cash to the Corporation if Xstrata exercises its back-in option to acquire 51% of the project,  there can be no assurance that Xstrata will exercise that option. Futhermore, the Corporation does not expect to receive cash from the operations of MSC in the next two years (because cash generated by MSC will be used to repay the Project Loan in the principal amount of US$65 million).

The Corporation is investigating all financing options available to it in order to raise sufficient amounts, in the short term and the long term, to maintain the Corporation’s ability to meet its planned growth and to fund its development activities.

Although we have been successful in securing financing in the past, current global financial conditions including the weakness in the prices for commodities, the lack of public financing, the liquidity crisis caused by the default on sub-prime mortgages and asset backed securities, market turmoil and volatility combined with our current financial condition may make it difficult for us to secure the required financing on reasonable terms or, at all.

Accordingly, we cannot assure you that we will be successful in these financing activities.  Our ability to continue in operation is dependent on our ability to receive cash flow from operations and/or secure financing.  In the event we do not receive cash flow from operations or secure financing, there is doubt about our ability to continue as a going concern.  Our financial statements do not include the adjustments that would be necessary should we be unable to continue as a going concern.

Financial Instruments

During the three months ended March 31, 2009, and the year ended December 31, 2008, the Corporation used a combination of cash and debt to maintain an appropriate capital structure and ensure sufficient liquidity to meet the needs of the business. The Corporation has not executed any interest rate contracts or other derivative financial instruments to manage the risks associated with its operations and, therefore, in the normal course of business the Corporation is inherently exposed to a number of risks related to changes in foreign currency exchange rates, interest rates, credit risk, liquidity risk and commodity price fluctuations.

The Corporation holds certain financial instruments such as cash and cash equivalents, receivables, the Project Loan Receivable, the Project Loan Payable and related interest receivable and payable, accounts payable and accruals, bank loan and related party payable. All financial instruments are classified into one of five categories:  held-for-trading, held-to-maturity investments, loans and receivables, available-for-sale financial assets or other financial liabilities.  All financial instruments are recorded in the balance sheet either at fair value or at amortized cost. Subsequent measurement and changes in fair value will depend on their initial classification, as follows:  held-for-trading financial assets are measured at fair value and changes in fair value are recognized in net earnings.  Available-for-sale financial instruments are measured at fair value with change in fair value recorded in other comprehensive income until the instrument is derecognized. The Corporation has classified its cash and cash equivalents as held-for-trading.  Receivables and project loan and interest receivable were classified as loans and receivables.  Accounts payable and accruals, project loan and interest payable, bank loan and related party payable were classified as other financial liabilities.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND PLAN OF OPERATIONS

The carrying value and fair value of the Corporation’s financial assets and liabilities as at March 31, 2009 and December 31, 2008, is summarized as follows:

	March 31, 2009		December 31, 2008
	Carrying Value	Fair Value	Carrying Value	Fair Value
Held-for-trading	$3,738,582	$3,738,582	$3,409,593	$3,409,593
Loans and receivables	$37,519,586	$37,519,596	$36,847,761	$36,847,761
Held-to-maturity	-	-	-	-
Other liabilities	$38,613,092	$38,613,092	$66,046,960	$66,046,960

The fair value of the cash and cash equivalents, receivables, current Project Loan interest receivable, accounts payable and accruals, and current Project Loan interest payable, and related party payable approximate their fair values due to their short term nature.  The fair value of the non-current debt approximates the amortized cost as the interest rates reflect the estimated market rates.

Foreign currency exchange risk

The Corporation is exposed to foreign currency risk on fluctuations in our Canadian denominated cash, accounts payable and accrued liabilities.  The net asset amount of Canadian dollars subject to foreign currency fluctuations as at March 31, 2009, was $2.9 million dollars.  As a result, every percentage change in the US/Canada exchange rate will affect our income by approximately $29,000, on a per annum basis.  As at March 31, 2009, the Corporation also had cash, accounts payable, and accrued liabilities in Argentinean pesos.  However, these amounts are typically only held (in the case of cash) or outstanding (in the case of accounts payable and accrued liabilities) for a short period of time so the foreign exchange risk is minimal.  As a result, the Corporation has not used derivative instruments to mitigate such risks.

Interest rate risk

Interest rate risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market interest rates. The Corporation has an outstanding balance of $31,850,000 under the Project Loan Payable, plus accrued interest.  The Project Loan Payable currently bears fixed interest at LIBOR plus 2.5%, 8.21%, based on the rate at the inception of the loan.

The terms including the interest rate of the Project Loan Receivable however are the same as the terms of the Project Loan Payable.  As a result, interest rate changes affecting the Project Loan Receivable are offset by the effect of the same fluctuations on the Project Loan Payable.

The Corporation has not used any derivative instruments to mitigate interest-rate risks.

Credit risk

Credit risk is the risk of financial loss to the Corporation if a counterparty to a financial instrument fails to meet its contractual obligations.  Financial instruments that potentially subject the Corporation to concentrations of credit risk consist of cash and cash equivalents, and the Project Loan Receivable and interest due thereon.

The Corporation’s cash and cash equivalents consist of deposit instruments that are held with major financial institutions in Canada and are not considered a material credit risk to the Corporation.  The Corporation also holds US dollars in an account at a United States financial institution and pesos in an international bank in Argentina.  Funds held in the US and Argentina are held for the purposes of meeting existing accounts payable and current payroll.  The credit risk of cash and cash equivalents held outside of Canada is not considered a material credit risk to the Corporation.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND PLAN OF OPERATIONS

Management has determined that the credit risk associated with the Project Loan Receivable is mitigated by positive cash flows anticipated from MSC, frequent receipt of financial information regarding the operations of MSC, MSC’s proven and probable reserve report, the present value of silver and gold, and financial support by its majority shareholder, Hochschild.  Moreover, the Project Loan Receivable will not be collected until the Project Loan Payable is paid and vice versa. Management does not believe that the Project Loan Payable and Project Loan Receivable present significant credit risks, however, should MSC be unable to settle amounts due, the impact on the Corporation could be significant. The maximum exposure to a loss arising from Project Loan Receivable is equal to its total carrying value on the balance sheet.  The Corporation has not used derivative instruments to mitigate such risks.

Liquidity risk

The Corporation’s approach to managing the liquidity risk is to provide reasonable assurance that it can provide sufficient capital to meet liabilities when due.  The Corporation’s ability to settle short-term and long-term liabilities when due is dependent on future liquidity from capital sources or positive cash flows from its projects. At March 31, 2009, the Corporation’s accounts payables and accrued liabilities were $1.1 million, all of which are due for payment within normal terms of trade, which is generally 30 to 60 days. The Corporation regularly reviews its receivable balances and follows up on amounts past due. Should sufficient cash not be available to settle liabilities, the Corporation also relies on equity, third-party and related party financing to manage its liquidity and the settlement of liabilities.  The Corporation has not used any derivative or other financial instruments to mitigate this risk.

Commodity price risk

The Corporation’s profitability depends on metal prices for gold and silver and, if other projects enter into production, on copper prices and other base metals. Gold, silver and copper prices are affected by numerous factors such as the sale or purchase of gold and silver by various central banks and financial institutions, interest rates, exchange rates, inflation or deflation, fluctuations in the value of the US dollar and foreign currencies, global and regional supply and demand, and political and economic conditions of major gold, silver and copper-producing countries throughout the world.

It may not be possible for the Corporation to hedge its exposure to gold and silver sales arising from its equity investment in MSC, and MSC does not hedge its sales. In the event that one of the Corporation’s exploration projects enter into production and revenue contracts are entered into in respect of other commodities and base metals, the Corporation will consider the relative merits of entering into commodity price hedges, at that time.

Related Party Transactions

During the three months ended March 31, 2009 and 2008, we paid legal fees of Nil and $38,349, respectively to Bonnie L. Kuhn, a former director. This transaction was in the normal course of operations and was measured at the exchange amount which is the amount of consideration established and agreed to by the related parties.

As previously stated, under the terms of the Project Loan Letter Agreement among the Corporation, the Hochschild Lender and MSC, the San José Mine has been financed by Project Loans made thereunder by the Hochschild Lender.  For the purposes of CICA Handbook section 3840, MSC is a related party to the Corporation.

As at May 12, 2009 the total principal amount of the Project Loan Receivable (owing to the Corporation by MSC) is $31,850,000 and the total principal amount of the Project Loan Payable (owing by the Corporation to the Hochschild Lender) is $31,850,000, in each case, plus accrued interest

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND PLAN OF OPERATIONS

On February 17, 2009, the Corporation entered into an amended and restated private placement agreement with Mr. McEwen in respect of the McEwen Financing. As previously stated, pursuant to the McEwen Financing Mr. McEwen purchased an aggregate of 40 million common shares at a purchase price of C$1.00 per share.

In connection with the McEwen Financing, Mr. McEwen was granted the right to nominate an additional two directors to the Corporation’s board. Messrs. Richard Brissenden and Michael Stein were appointed as directors of Minera Andes on February 23, 2009 pursuant to the exercise of this right. In addition, the Corporation agreed to use all reasonable efforts to cause its board of directors to pass such resolutions and to take such other actions as may be required in order to maintain the number of members of the board of directors of the Corporation at not more than seven.

On February 23, 2009, Robert R. McEwen was appointed Executive Chairman of Minera Andes Inc.

Outlook

General

The Corporation raised C$40 million in February 2009 as a result of the McEwen Financing, allowing repayment  of the corporation’s debt obligations and funding its working capital requirements to maintain its capacity, meet planned growth and fund development activities in the short term .. It is management’s intention to continue to fund its operations through debt or equity in the future until such time that the Corporation’s investment in San José Mine becomes cash flow positive.

The Corporation intends to continue to maintain its investment in MSC and hence, its interest in the San José Mine. Work continues at San José to expand mine production to 1,500 tonnes, which is consistent with the recently increased capacity of the processing facility.

Payment by the Corporation and Hochschild of the December 2008 Cash Call was to remedy a working capital deficiency at MSC existing as at December 31, 2008.  MSC has since then advised the Corporation that it expects that cash from operations will provide sufficient funds to finance operating costs and capital expenditures at the San José Mine in the future. If such is not the case, the Corporation may be required to raise additional funds in response to an additional cash call for any reason.

Los Azules Project

Pursuant to the terms of the Los Azules Option Agreement, we have delivered a technical report and an independent scoping study in support of a preliminary assessment to Xstrata which entitles us (by delivery of a written notice of exercise) to exercise our option to acquire a 100% interest in the MIM Properties subject to a back-in right, as to 51% of the entire project area, held by Xstrata.  The back-in right is exercisable by Xstrata upon, among other things, payment to the Corporation of an amount equal to three times the amount of the direct expenditures paid by MASA and its affiliates on the Combined Property since November 25, 2005.

Critical Accounting Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make a wide variety of estimates and assumptions that affect (i) the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities as of the date of the financial statements, and (ii) the reported amounts of revenues and expenses during the reporting periods covered by the financial statements. Our management routinely makes judgments and estimates about the effect of matters that are inherently uncertain. As the number of variables and assumptions affecting the future resolution of the uncertainties increases, these judgments become even more subjective and complex.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND PLAN OF OPERATIONS

The accounting policies that are most critical to the portrayal of our current financial condition and results of operations are set out below:

Mineralization and Deferred Development Costs

Mineral properties consist of exploration and mining concessions, options and contracts.  Acquisition and leasehold costs and exploration costs are capitalized and deferred until such time as the property is put into production or the property is disposed of either through sale or abandonment. If put into production, the costs of acquisition and exploration will be depreciated over the life of the property, based on estimated economic reserves.  Proceeds received from the sale of any interest in a property is first credited against the carrying value of the property, with any excess included in operations for the period. Where the Corporation enters into an option agreement for the acquisition of an interest in a mining property which provides for periodic payments, such amounts are payable entirely at the Corporation’s option. If a property is abandoned, the property and deferred exploration costs will be written off to operations.  On a quarterly basis, we evaluate the future recoverability of our mineral properties and deferred exploration costs. Long-lived assets, including mineral properties and equipment are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Impairment is considered to exist if the total estimated future undiscounted cash flows are less than the carrying amount of the asset. An impairment is measured and recorded based on discounted estimated future cash flows. Future cash flows are estimated based on expected future production, commodity prices, operating costs and capital costs.

Stock-Based Compensation

The Corporation applies the fair value method of accounting for all stock option awards. Under this method, the Corporation recognizes a compensation expense for all stock options awarded to employees and non-employees based on the fair value of the options on the date of grant, which is determined by using the Black-Scholes option pricing mode. In situations where stock options are granted in exchange for services directly related to specific mineral properties, the expense is capitalized against the mineral property. The value assigned to stock options in contributed surplus is subsequently reduced if the options are exercised and the amount so reduced is then credited to share capital.

Project Loan Receivable and Project Loan Payable

Under the terms of the Project Loan Letter Agreement, the Corporation accounts for the Project Loan Receivable and Project Loan Payable using estimates provided by MSC on a monthly basis detailing actual expenditures and associated cash flows as well as forecasted future cashflows.  Classification between the long-term and short-term portion of the Project Loan Receivable and Project Loan Payable are dependent on the reliability of the estimates provided to the Corporation by MSC. As the Corporation does not exert control over the financial reporting processes of MSC these estimates are subject to material uncertainties. To the extent possible management mitigates such uncertainty by reviewing such estimates including the appropriateness of significant assumptions in a timely and thorough fashion. To this end, the Corporation has engaged personnel in Argentina to deal directly with MSC (on site) so that information provided by MSC can be verified immediately and directly with MSC. Significant assumptions by MSC, which affect the Corporation’s accounting for the Project Loan Receivable and Project Loan Payable, include the future price of gold and silver, capital and operating costs, accuracy of capital budgets, interest rates and production and recovery rates.

Changes in Accounting Policies including Initial Adoption

Capital Disclosures

Effective January 1, 2008, the Corporation adopted Section 1535, “Capital Disclosures”, of the Canadian Institute of Chartered Accountant’s (“CICA”) Handbook (the “Handbook”).  Section 1535, which applies to financial years beginning on or after October 1, 2007, requires disclosure of a Corporation’s objectives, policies, and processes for managing capital, quantitative data about what the entity regards as capital and whether the entity has complied with any capital requirements and, if it has not complied, the consequences of such non-compliance. Disclosure required by Section 1535 is included in Note 13 to the Corporation’s financial statements for the three months ended March 31, 2009.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND PLAN OF OPERATIONS

Financial Instruments

Effective January 1, 2008, the Corporation adopted Section 3862, “Financial Instruments – Disclosures”, and Section 3863, “Financial Instruments – Presentation”, of the Handbook.  Sections 3862 and 3863, which apply to financial years beginning on or after October 1, 2007, replace section 3861, “Financial Instruments – Disclosures and Presentation”.  Sections 3862 and 3863 increase the disclosure currently required, in order to enable users to evaluate the significance of financial instruments for an entity’s financial position and performance, including disclosures about fair value. In addition, disclosure is required of qualitative and quantitative information about exposure to risks arising from financial instruments, including specified minimum disclosure about credit risk, liquidity risk and market risk.  The quantitative disclosures must provide information about the extent to which the entity is exposed to risk, based on information provided internally to the entity’s key management personnel.  The impact of adopting these sections is included in Note 14 to the Corporation’s financial statements for the three months ended March 31, 2009.

Inventories

In June 2007, the CICA issued Section 3031, “Inventories”, which replaces Section 3030 and harmonizes the Canadian standard related to inventories with International Financial Reporting Standards (“IFRS”). Section 3031 provides more extensive guidance on the determination of cost, including allocation of overhead narrows permitted cost formulas, requires impairment testing, and expands the disclosure requirements to increase transparency.  Section 3031 applies to interim and annual financial statements relating to fiscal years beginning on or after January 1, 2008, and does not have an impact on the Corporation’s consolidated financial statements for the three months ended March 31, 2009.

Goodwill and Intangible Assets

In February 2008, the CICA issued Section 3064, “Goodwill and Intangible Assets”, which establishes revised standards for recognition, measurement, presentation and disclosure of goodwill and intangible assets, other than the initial recognition of goodwill or intangible assets acquired in a business combination. Concurrent with the introduction of this standard, the CICA withdrew EIC-27, “Revenues and Expenses During the Pre-operating Period”.  As a result of the withdrawal of EIC-27, companies will no longer be able to defer costs and revenues incurred prior to commercial production at new mine operations.  The changes are effective for interim and annual financial statements beginning January 1, 2009.  The adoption of this accounting policy did not have any impact on the Corporation’s consolidated financial statements for the three months ended March 31, 2009.

International Financial Reporting Standards

In February 2008, the Canadian Accounting Standards Board confirmed that publicly accountable enterprises will be required to adopt IFRS for fiscal years beginning on or after January 1, 2011, with earlier adoption permitted.  Adoption of IFRS will impact the Corporation ’s accounting policies, information technology and data systems, internal control over financial reporting, and disclosure controls and procedures. The transition may also impact business activities, such as foreign currency and hedging activities, certain contractual arrangements, debt covenants, capital requirements and compensation arrangements.

During the First Quarter 2009, the Corporation commenced the scoping and planning phase of its changeover plan. The Corporation has designated the appropriate resources to the project to develop an effective plan and will continue to assess resource and training requirements as the project progresses. The Corporation has identified the following four phases of its conversion plan: scoping and planning, detailed assessment, operations implementation and post implementation. The scoping and planning phase involves establishing a project management team, mobilizing organizational support for the conversion plan, obtaining stakeholder support for the project, identifying major areas affected and developing a project charter, implementation plan and communication strategy. The Corporation anticipates completing the scoping and planning phase in the second quarter of 2009. The detailed assessment phase (“phase 2”) will result in accounting policies and transitional exemptions decisions, quantification of financial statement impact, preparation of shell financial statements and identification of business processes and resources impacted. The operations implementation phase (“phase 3”) includes the design of business, reporting and system processes to support the compilation of IFRS compliant financial data for the opening balance sheet at January 1, 2010, fiscal 2010 and thereafter. Phase 3 also includes ongoing training, testing of the internal control environment and updated processes for disclosure controls and procedures. Post implementation (“phase 4”) will include sustainable IFRS compliant financial data and processes for fiscal 2011 and beyond. The Corporation will continue to monitor changes in IFRS throughout the duration of the implementation process and assess their impacts on the Corporation and its reporting.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND PLAN OF OPERATIONS

Going Concern

In June 2007, CICA Section 1400 was amended to clarify requirements for management to assess and disclose an entity’s ability to continue as a going concern. This section applies to interim and annual periods beginning on or after January 1, 2008. Disclosure required by this section is disclosed in Note 2 of the Corporation’s financial statements for the three months ended March 31, 2009.

Income Statement Presentation

In August 2008, the CICA issued EIC-172, “Income statement presentation of tax loss carryforward recognized following an unrealized gain recorded in other comprehensive income”. EIC-172 provides guidance on whether the tax benefit from the recognition of a tax loss carryforward, consequent to the recording of unrealized gains in other comprehensive income, such as unrealized gains on available-for-sale financial assets, should be recognized in net income or in other comprehensive income. EIC-172 should be applied retrospectively, with restatement of prior periods from the date of adoption of Section 3855 “Financial Instruments”, for all interim and annual reporting periods ending on or after September 30, 2008. The adoption of this new accounting policy did not have any impact on the Corporation’s consolidated financial statements for the three months ended March 31, 2009.

Risks and Uncertainties

The Corporation’s operations and results are subject to a number of different risks.  The Corporation’s risk factors are discussed in detail in the Corporation’s annual information form dated March 24, 2009 which is available on SEDAR (www.sedar.com) and should be reviewed in conjunction with this document.

Non-GAAP Measures

In this MD&A, we use the term “operating or production cash cost”.  Production cash costs are calculated on a co-product basis and are calculated by dividing the respective proportionate share of the total costs for the period attributable to each metal by the ounces of each respective metal produced.  Total costs are the sum of the geology, mining, processing plant, general and administration costs divided by the number of ounces of gold and silver produced at the mine.  Production cash costs include royalties, refining and treatment charges and sales costs applied to doré but the concentrate sales do not include refining, treatment charges and sales costs.  Depreciation is not included in the calculation of production cash costs.

We use production cash cost per ounce as an operating indicator. We provide this measure to provide additional information regarding operational efficiencies at the San José Mine.  Production cash cost per ounce should be considered as a non-GAAP performance measure and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with GAAP.  Cash cost per ounce is based on information from MSC and does not impact the Corporation’s consolidated financial statements. There are material limitations associated with the use of such non-GAAP measures. Since these measures do not incorporate revenues, changes in working capital and non-operating cash costs, they are not necessarily indicative of operating profit or cash flow from operations as determined in accordance with GAAP. Changes in numerous factors including, but not limited to, mining rates, milling rates, gold grade, gold recovery, and the costs of labor, consumables and mine site operations general and administrative activities can cause these measures to increase or decrease.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND PLAN OF OPERATIONS

Furthermore the foregoing non-GAAP measures are not standardized and therefore may not be comparable to similar measures disclosed by other issuers.

Additional Information

Additional information relating to Minera Andes, including our annual information form, is available under our profile at SEDAR at www.sedar.com.

Management’s Report on Internal Control over Financial Reporting

Disclosure Controls and Procedures

The Corporation’s Chief Executive Officer (CEO) and Chief Financial Officer (CFO), are responsible for establishing and maintaining disclosure controls and procedures and internal control over financial reporting.

The Corporation’s management, together with the CEO and CFO, has evaluated the effectiveness of the Corporation’s disclosure controls and procedures.  Based upon the results of that evaluation, the Corporation’s CEO and CFO have concluded that, as of the end of the period covered by this report, the Corporation’s disclosure controls and procedures were effective to provide reasonable assurance that (i) material information relating to the Corporation is made known to them by others particularly during the period covered by this MD&A; and (ii) information required to be disclosed by the Corporation in its annual filings, interim filings or other reports filed or submitted by it under securities legislation is recorded, processed, summarized and reported, within the time periods specified in securities legislation.

Internal Controls over Financial Reporting

The Corporation’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance GAAP. The Corporation’s controls and procedures include policies and procedures that:

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pertain to the maintenance of records that, in reasonable detail, accurately reflect the transactions and dispositions of the assets of the Corporation;

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provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with GAAP; and

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provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the Corporation’s assets that could have a material effect on the annual financial statements or interim financial statements.

There were no changes in our internal control over financial reporting for the three months ended March 31, 2009, that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND PLAN OF OPERATIONS

Limitations of Controls and Procedures

The Corporation’s CEO and CFO believe that any disclosure controls and procedures or internal controls over financial reporting, no matter how well conceived and operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met.  Further, the design of a control system must reflect the fact that there are resource constraints, and the benefits of controls must be considered relative to their costs. Because of the inherent limitations in all control systems, they cannot provide absolute assurance that all control issues and instances of fraud, if any, within the Corporation have been prevented or detected. These inherent limitations include the realities that judgments in decision-making can be faulty, and that breakdowns can occur because of simple error or mistake. Additionally, controls can be circumvented by the individual acts of some persons, by collusion of two or more people, or by unauthorized override of the control. The design of any systems of controls also is based in part upon certain assumptions about the likelihood of future events, and there can be no assurance that any design will succeed in achieving its stated goals under all potential future conditions. Accordingly, because of the inherent limitations in a cost effective control system, misstatements due to error or fraud may not be detected.

Cautionary Statement on Forward-Looking Information

Certain statements and information in this MD&A, including all statements that are not historical facts, contain forward-looking statements and forward-looking information within the meaning of applicable US and Canadian securities laws.  Such forward-looking statements or information include, but are not limited to, statements or information with respect to the cash from operations at the San José Mine and the future cash requirements of MSC, the estimated operating and capital costs of the San José Mine,  the Corporation’s intention to complete a further financing in the near term, the Corporation’s interest in the San José Mine being maintained at 49%,  the future price of gold, silver, copper and other base metals, production estimates, estimation of mineral reserves, exploration and development capital requirements, and our goals and strategies.  Often, these statements include words such as “plans”, “expects” or “does not expect”, “is expected”, “budget”, “scheduled”, “estimates”, “forecasts”, “intends”, “anticipates” or “does not anticipate” or “believes” or variations of such words and phrases or statements that certain actions, events or results “may”, “could”, “would”, “might” or “will” be taken, occur or be achieved.

In making the forward-looking statements and providing the forward-looking information included in this MD&A, we have made numerous assumptions.  These assumptions include among other things, assumptions about the price of gold, silver, copper and other base metals, decisions to be made by our joint venture partner in respect of the management and operation of the San José Mine, anticipated costs and expenditures, future production and recovery, that the supply and demand for gold, silver and copper develop as expected, that there is no unanticipated fluctuation in interest rates and foreign exchange rates, that there is no further material deterioration in general economic conditions and that we are able to obtain the financing, as and when, required to, among other things, maintain our interest in the San José Mine. Although our management believes that the assumptions made and the expectations represented by such statements or information are reasonable, there can be no assurance that the forward-looking statements will prove to be accurate.  By their nature, forward-looking statements and information are based on assumptions and involve known and unknown risks, uncertainties and other factors that may cause our actual results, performance or achievements, or industry results, to be materially different from future results, performance or achievements expressed or implied by such forward-looking information.  Such risks, uncertainties and other factors include among other things the following: actions by, and our relationship with, our joint venture partner, including decisions regarding the amount and timing of future cash calls, that any cost overruns or cash shortfalls at the San José Mine may result in a requirement for additional investment by us, our lack of operating cash flow and dependence on external financing, availability of financing, as and when, required to meet any future cash calls in respect of the San José Mine (to maintain our interest therein), and to finance our day-to-day operations and planned growth and development, any decline in the prices of gold, silver, copper and other base metals, changes in general economic and business conditions, economic and political instability in Argentina, discrepancies between actual and estimated production and mineral reserves and resources; operational and development risk; the speculative  nature of mineral exploration and regulatory risks.